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SEC Mail Processing Section
FEB 27 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artisan Partners Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 East Wisconsin Avenue, Suite 800
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Klein 414-390-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

833 E. Michigan St, Ste 1200	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle L. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artisan Partners Distributors LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michelle Klein
Signature

Chief Financial Officer
Title

Christine H. Miller
Notary Public

CHRISTINE H. MILLER
Notary Public
State of Wisconsin
ex 6/11/17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Artisan Partners Distributors LLC

875 EAST WISCONSIN AVENUE, SUITE 800
MILWAUKEE, WISCONSIN 53202

TEL: 414-390-6100
FAX: 414-390-8401

Date: February 23, 2017

BY UNITED PARCEL SERVICE

United States Securities & Exchange Commission
100 F Street, NE
Washington DC 20549

Subject: Annual Audited Report of Artisan Partners Distributors LLC
SEC File No. 8-51043, CRD # 45446

Ladies and Gentlemen:

In accordance with SEC Rule 17a-5, enclosed are two (2) copies of the annual audited report of Artisan Partners Distributors LLC for the period ended December 31, 2016.

This report is being filed with your jurisdiction in fulfillment of any requirements for audited statements of financial condition and/or computation of net capital.

As noted in the facing page accompanying this report, included in the filing are the appropriate financial statements, computation of net capital and supporting schedules, as well as the Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5.

If you have any questions about this filing or need any additional information, please contact me at 414-390-2028.

Sincerely,

Brooke J. Billick
Chief Compliance Officer

Enclosures

Artisan Partners Distributors LLC

875 EAST WISCONSIN AVENUE, SUITE 800
MILWAUKEE, WISCONSIN 53202

TEL: 414-390-6100
FAX: 414-390-8401

Date: February 23, 2017

BY UNITED PARCEL SERVICE

United States Securities & Exchange Commission
100 F Street, NE
Washington DC 20549

Subject: Artisan Partners Distributors LLC's SIPC-7 and Exemption from Providing Accountant's Report
SEC File No. 8-51043, CRD # 45446

Ladies and Gentlemen:

In accordance with SEC Rule 17a-5(e)(4), enclosed is a copy of Artisan Partners Distributors LLC's Form SIPC-7 for the period ending December 31, 2016. Artisan Partners Distributors LLC did not have total revenues of $500,000 or more, and therefore, in accordance with SEC Rule 17a-5(e)(4), is not required to provide the Independent Accountant's Report on Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

If you have any questions about this filing or need any additional information, please contact David Gaskin at 414-299-4029.

Sincerely,

David L. Gaskin
Associate Counsel

Enclosure

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2331*********************MIXED AADC 220
51043 FINRA DEC
ARTISAN PARTNERS DISTRIBUTORS LLC
875 E WISCONSIN AVE STE 800
MILWAUKEE WI 53202-5408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
David Gaskin 414-299-4029

2. A. General Assessment (item 2e from page 2) $ 0
B. Less payment made with SIPC-6 filed (**exclude interest**) (0)
Date Paid ______
C. Less prior overpayment applied (0)
D. Assessment balance due or (overpayment) 0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
F. Total assessment balance and interest due (or overpayment carried forward) $ 0
G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑
Total (must be same as F above) $ 0
H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Artisan Partners Distributors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairman and President
(Title)

Dated the 2nd day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ N/A	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)

Artisan Partners Distributors LLC
Table of Contents
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Artisan Partners Distributors LLC:

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Artisan Partners Distributors LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Notes 3 and 6, the Company transacts business with its member. Because of this relationship, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The accompanying supplementary schedules on pages 8-9 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 17, 2017

PricewaterhouseCoopers LLP, 833 E. Michigan Street, Ste. 1200, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

Artisan Partners Distributors LLC
Statement of Financial Condition
December 31, 2016

(expressed in U.S. dollars)

		At December 31, 2016
ASSETS		
Cash	$	163,473
Prepaid expenses		212,829
Funds on deposit		48,598
Total assets	$	424,900
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	41,600
Member's equity		
Paid-in capital		4,518,314
Accumulated deficit		(4,135,014)
Total member's equity		383,300
Total liabilities and member's equity	$	424,900

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statement of Operations
For the Year Ended December 31, 2016

(expressed in U.S. dollars)

	For the Year Ended December 31, 2016
Income	$ —
Expenses	
Registration expenses	254,225
Professional fees	39,631
Marketing and advertising expenses	54,395
Total expenses	348,251
Net loss	$ (348,251)

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Changes in Member's Equity
For the Year Ended December 31, 2016

(expressed in U.S. dollars)

	For the Year Ended December 31, 2016
Paid-in-capital:	
Balance at beginning of year	$ 4,208,686
Capital contributions from Artisan Partners Holdings LP	309,628
Balance at end of year	4,518,314
Accumulated deficit:	
Balance at beginning of year	(3,786,763)
Net loss	(348,251)
Balance at end of year	(4,135,014)
Total Member's equity	$ 383,300

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Cash Flows
For the Year Ended December 31, 2016

(expressed in U.S. dollars)

		For the Year Ended December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(348,251)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in:		
Prepaid expenses and funds on deposit		6,832
Accounts payable and accrued expenses		(642)
Net cash used in operating activities		(342,061)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from Artisan Partners Holdings LP		309,628
Net cash provided by financing activities		309,628
Net change in cash		(32,433)
Cash, beginning of period	$	195,906
Cash, end of period	$	163,473

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of Operations

Artisan Partners Distributors LLC (the "Company") is a limited liability company organized in the State of Wisconsin. The Company's primary activity is to act as principal distributor of the shares of Artisan Partners Funds, Inc. ("Artisan Funds"), a family of Securities and Exchange Commission registered mutual funds. The Company may also privately place shares of Artisan Partners Global Funds Plc ("Artisan Global Funds"), a family of Ireland-domiciled funds organized pursuant to the European Union's Undertaking for Collective Investment in Transferable Securities as well as privately place unregistered funds offered and managed by affiliates of the Company. The Company's sole member is Artisan Partners Holdings LP ("Artisan Partners Holdings").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual future results could differ from these estimates and assumptions.

Cash
Cash consists of cash on deposit with a financial institution.

Prepaid expenses and funds on deposit
Prepaid expenses primarily represent registration expenses paid to the Financial Industry Regulatory Authority ("FINRA"). Registration expenses are calculated on a per agent basis. As of December 31, 2016, all agents of the Company were employees of Artisan Partners Limited Partnership, a wholly-owned subsidiary of Artisan Partners Holdings. Funds on deposit represent deposits with FINRA for future registration and advertising filings.

Revenue recognition
The Company receives no revenue for services provided as distributor of the shares of Artisan Funds, Artisan Global Funds or unregistered funds. Artisan Funds has not adopted a Rule 12b-1 Plan and, as such, is not permitted to pay expenses related to the marketing and distribution of its shares. Rather, all expenses related to marketing and distribution are paid by Artisan Funds' adviser and/or the Company. The Company has entered into an expense arrangement with Artisan Partners Holdings. Pursuant to this arrangement, Artisan Partners Holdings, through Artisan Partners Limited Partnership, provides the Company with management and support personnel and office premises and facilities to conduct the Company's operations. In addition, as part of the expense arrangement, Artisan Partners Holdings has committed, to the extent necessary, to make capital contributions to the Company to keep the Company's net capital from falling below the Company's required minimum net capital under Exchange Act Rule 15c3-1 or as otherwise required by FINRA.

Note 3. Related Party Transactions

All direct expenses attributable to the Company, such as registration, licensing, professional fees and marketing fees, are accrued and recorded in the Company's financial statements. Artisan Partners Holdings provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses which are not identified as direct expenses, such as rent, utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by Artisan Partners Holdings or its subsidiaries and recorded on the books and records of Artisan Partners Holdings or its subsidiaries, as applicable.

Note 4. Income Taxes

The Company is a limited liability company, the profits and losses of which are passed through and included in the tax return of its sole member, Artisan Partners Holdings. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

The Company applies authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company's management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Note 5. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these agreements and expects the risk of loss to be remote. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. On December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 34% and net capital was $121,873, which was $96,873 in excess of the minimum capital required of $25,000. Artisan Partners Holdings has agreed to make sufficient capital contributions to the Company to keep the Company's net capital from falling below its required minimum net capital requirements.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 17, 2017, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2016 that require disclosure or adjustment to the financial statements at that date or for the year then ended.

SCHEDULE I

Computation of Net Capital Pursuant to Rule 15c3-1

Net capital		
Total member's equity	$	383,300
Total member's equity qualified for net capital	$	383,300
Total capital and allowable subordinated liabilities	$	383,300
Deduction of total nonallowable assets		261,427
Net capital before haircuts on securities		121,873
Haircuts on securities		—
Net capital	$	121,873
Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	41,600
Total aggregate indebtedness	$	41,600
Computation of Basic Net Capital Requirements		
Minimum net capital required (greater of $25,000 or 6 2/3% of total aggregate indebtedness)	$	25,000
Excess net capital	$	96,873
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	91,873
Percentage of aggregate indebtedness to net capital		34%

SCHEDULE II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Artisan Partners Distributors LLC claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(l), which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies and Rule 15c3-3(k)(2)(i), which exempts broker-dealers who carry no margin accounts, promptly transmit all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

Reconciliation Pursuant to Rule 17a-5(d)(2)

No differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the unaudited FOCUS Report IIA - Form X-17a-5 as of December 31, 2016.

Artisan Partners Distributors LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2016